Confidential Treatment

Requested by JPMorgan Chase & Co.

May 2, 2012

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JPMorgan Chase & Co.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 8-K filed April 13, 2012

File No. 001-05805

Dear Ms. Hayes:

We are in receipt of the letter dated April 17, 2012 to Douglas L. Braunstein, Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Staff and have requested confidential treatment for the redacted portions of this letter.

To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.

Form 10-K for Fiscal Year Ended December 31, 2011

Item1A. Risk Factors, page 7

A breach of security of JPMorgan Chase’s systems could disrupt its businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure for the Firm, page 13

1.

We note that you disclose that you and other financial services institutions have reported breaches in the security of your websites or other systems, including sophisticated and targeted attacks and that the consequences could include disruption of your operations, misappropriation of confidential information, and damages to computers or systems. Please tell us what consideration you have given to expanding your risk factor disclosure to discuss any specific security breaches or attacks you

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have experienced in the past, including any related known or potential costs and other consequences of those breaches or attacks, in order to place the risks described in this risk factor in appropriate context. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

The Firm has evaluated and continues to monitor and assess actual and potential attacks or threats to the security of its computer systems, software, networks and other technology assets and the integrity and confidentiality of information belonging to the Firm and its customers in light of its disclosure obligations under the securities laws. The Firm does not believe that any past security breaches or attacks that it has experienced have had or will have a material adverse effect on the Firm’s operations or financial results or have resulted or will result in any material harm to its customers and clients.

As a large financial services institution, it is critical for the Firm to maintain the security of its systems and information against cyberattacks and other types of security breaches and, as indicated in the Firm’s risk factor disclosure, the Firm devotes significant resources in order to maintain and regularly upgrade the systems and processes that are designed to defend against such attacks and breaches.

As noted in the Firm’s risk factor, the Firm is the target of ongoing cybersecurity attacks, and has experienced various kinds of cybersecurity incidents from time to time. For the Staff’s information, these have included:

•	phishing – attempts to obtain confidential or personal data about the Firm or its customers through fraudulent emails directed to the Firm

•	malware – attempts to obtain information or disrupt operations through disguised software containing viruses

•	attacks against third-party vendors that provide services to the Firm in an effort to obtain information about the Firm or its customers

As indicated above, none of these types of incidents have in the past, either individually or in the aggregate, resulted in material harm to the Firm or its customers. The Firm will continue to monitor and evaluate the impact of actual and potential cybersecurity breaches or attacks and will make appropriate further disclosures should any such incidents have a material adverse effect on the Firm or its customers.

Management’s Discussion and Analysis, page 63

General

2.

Recent news articles have reported about alleged problems in your credit card collection process and the fact that you had halted or dismissed a number of credit card collection suits. Please tell us what effect, if any, such halt or dismissal of credit card collection suits had, or will have, on your results of operations. In your response,

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please also address how you determined that no disclosure was needed in the Management’s Discussion and Analysis section or, alternatively, please point us to the location in your filing where the discussion is presented.

Based upon issues discovered in mortgage foreclosure litigation, the Firm conducted a review of collection litigation processes in other lines of business and found certain procedural issues associated with credit card collection cases. As a result, in the second quarter of 2011, the Firm stayed or dismissed the credit card collection cases that were then in collection litigation and suspended the filing of new cases. The Firm has since performed testing and found that, in the overwhelming majority of cases, the amounts collected from customers were appropriate. In addition, because only a small portion of delinquent accounts are sent to litigation and other collection tools continue to be used for these delinquent credit card accounts, this suspension or dismissal of litigation had a relatively insignificant effect on the Firm’s overall credit card net charge-offs and its credit loss forecast.

Throughout the second half of 2011, the Firm experienced significant improvement in its overall credit card loss forecast primarily as a result of declining delinquency rates due to a generally improving economic environment, and the insignificant unfavorable variances to the Firm’s credit loss forecast as a result of the collection litigation moratorium did not impact this trend. Because i) the unfavorable variances described above did not have a significant impact on either the Firm’s credit loss trends (i.e., net charge-offs) or forecast, ii) only a small portion of delinquent accounts are sent to litigation, and iii) the Firm believed that remediation risk was relatively low based on the results of the Firm’s testing procedures, the Firm did not separately disclose the effects of halting or dismissing these credit card collection suits.

Selected European exposure, page 164

3.	Please address the following regarding the disclosure around your Country Risk Management, including your Selected European exposure:

•	In future filings, please provide a breakout of your Ireland, Portugal, and Greece exposures to provide greater transparency around your activities in each of these individual countries.

•

In future filings, for your lending activities, please provide the gross amount prior to the deduction of the allowance for loan losses to supplement your presentation of the net amount after allowance for loan losses.

•

We note your disclosure around your credit default swaps including both the gross notional and fair value. In future filings, please provide this information on a country-by-country basis, preferably included in the table on page 165 to provide greater transparency around your activities in each of these individual countries.

The Firm shares the Staff’s interest in transparent disclosures that enable financial statement users to understand and evaluate the Firm’s financial performance and risk

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exposures. Such transparency is enhanced by disclosures that are appropriately tailored to the size and characteristics of the Firm’s specific risk exposures, and we believe that the disclosures in the Firm’s Form 10-K for the year ended December 31, 2011 related to the five named European countries appropriately focus on relevant information without adding details regarding individual items that are too small to provide meaningful information to financial statement users.

•

Spain and Italy represent over 85% of the Firm’s total exposure in the five named European countries, and the Firm’s exposure in the remaining three countries is insignificant (individually and in the aggregate) to the Firm’s country risk profile and financial performance. For this reason, the Firm does not believe that this additional information would be meaningful to financial statement users. In addition, due to the small size of the Firm’s exposures in these countries, more granular disclosures may result in disclosure of individual transactions or positions, which the Firm does not believe is relevant or appropriate. The Firm will continue to monitor the size and nature of the Firm’s exposures in these countries and should there be material changes in its exposures, the Firm will adjust its presentation accordingly in future filings.

•

Predominantly all of the Firm’s lending exposures in the five named European countries are to investment grade borrowers. [Redacted] This allowance is insignificant relative to the Firm’s exposures in these five countries and to the Firm’s provision and allowance for credit losses, and therefore is not meaningful to separately disclose.

•

The Firm’s disclosures of gross notional amounts and fair values of single-name credit default swap (“CDS”) protection sold and purchased in the five named European countries is intended to provide information regarding the volume of the Firm’s single-name CDS relative to the net amounts presented in the total exposure table (which the Firm believes are more relevant for the reasons addressed on page 165 of the Firm’s Form 10-K for the year ended December 31, 2011). To provide additional information regarding the geographic distribution of the volume of the Firm’s single-name CDS, the Firm will enhance its disclosures in future filings to note that approximately 30% and 50% of the notional amount of the single-name CDS relates to Spain and Italy, respectively, with the remaining amounts distributed relatively equally among the remaining countries.

The Firm will continue to monitor the size and risks of its exposures in the five named European countries and will continue to evaluate its disclosures in future filings to address material changes in the Firm’s exposures and economic conditions.

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Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Fair value measurement, page 184

4.	We note that in your fair value hierarchy table on page 189 and footnote (c) on page 190, you have approximately $26 billion in physical commodities that are reported at a lower of cost or fair value. Please tell us the amount of your physical commodities that are at fair value. Also, please clarify the statement that your physical commodities are carried at lower of cost or fair value and not lower of cost of market as defined in ASC 330.

The Firm’s physical commodities inventories are generally carried at the lower of cost or fair value, subject to applicable fair value hedge accounting adjustments. As of December 31, 2011, the composition of these physical commodities was as follows (in USD millions):

Lower of cost or fair value (no hedge accounting):

Cost	$1,199
Fair value	635

Total – Lower of cost or fair value		$1,834
Subject to fair value hedge accounting		24,130

Total		$25,964

For the Firm’s physical commodities, the primary difference between “fair value” and “market value” as defined in accounting literature relates to the treatment of transaction costs. Such costs are excluded in the determination of fair value, but are included in the determination of market value. The Firm’s physical commodity positions are generally located in our principal market for that commodity; accordingly, transaction costs are either not applicable, or are an immaterial component of the asset’s overall fair value. The Firm uses the term “fair value” throughout its financial statements and, to avoid confusion for users of our financial statements regarding the insignificant and nuanced difference between “market value” and “fair value”, we refer to these positions being recorded at the lower of cost or fair value.

5.	For amounts that are not at fair value, please tell us your basis for including these amounts in the fair value hierarchy.

The Firm includes all physical commodities inventories in the fair value hierarchy for the following reasons:

•

A significant portion of our physical commodities inventories is subject to fair value hedge accounting. As of December 31, 2011, approximately 98% of the physical commodities inventories that are the hedged item in a fair value hedge relationship and have been subject to the hedge relationship since purchase. Therefore the current adjusted cost basis reflects the changes in fair value since purchase and equals fair value. Predominantly all (93%) of the Firm’ physical commodities are recorded on

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the balance sheet at fair value because they were either a) subject to fair value hedging since inception, or b) carried at the lower of cost or fair value where fair value was below cost.

•

The Firm’s reporting enhances comparability of the fair value hierarchy information with the Firm’s primary U.S. competitors in the commodities business, which have been permitted to carry physical commodities inventory at fair value on the balance sheet with gains and losses reported in net income (and therefore report physical commodity inventory in the fair value hierarchy table). It is also consistent with how our international competitors in the commodities business report and disclose physical commodities under International Financial Reporting Standards.

•

The Firm believes that reporting commodities inventories in the recurring fair value table, with appropriate footnote disclosures, provides the most meaningful information for financial statement users. The Firm does not believe that it would be appropriate to include commodities inventories in the non-recurring fair value table given the high proportion of the inventory for which the cost basis is adjusted to fair value. Similarly, presenting a portion of the Firm’s commodities inventory in the recurring fair value disclosures and a portion in the non-recurring fair value disclosures (where such portions would vary period to period) would be more confusing for users than to simply present the Firm’s commodities inventory in a single location with appropriate disclosure.

For these reasons, the Firm believes that inclusion of its physical commodity inventory in the fair value hierarchy table is the most transparent and relevant information for financial statement users. Given the significance of the balance carried at fair value as a result of fair value hedge accounting, we will clarify our disclosure in future filings as follows:

Physical commodities inventories are generally carried at the lower of cost or fair value, subject to any applicable fair value hedge accounting adjustments. For a further discussion of the Firm’s hedge accounting relationships, see Note #, Derivative Instruments, on pages ##-##.

Note 6 – Derivative instruments, page 202

6.	We note your disclosure that you have elected to fair value hedge certain commodity inventories. Please address the following with respect to these hedges:

•	Tell us the commodities including their specific locations that you have elected to hedge.

•	Tell us the hedging instruments used for your commodity hedges and if there are any basis differences (i.e., type of commodity or location) between the hedged item and the hedging instrument.

•	Tell us if you include any commodity inventory that you have elected to fair value hedge on your fair value hierarchy table on page 189, and if so please tell us the amount.

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Requested by JPMorgan Chase & Co.

We apply overall fair value hedge accounting to base metals (primarily aluminum, nickel, zinc and copper), precious metals (primarily gold), oil (primarily gasoil) and European Union Allowances (EUAs). A summary of the commodities, locations, instrument types and basis differences is set forth below:

Commodity	Locations	Hedging instrument	Basis differences
Base metals

Positions are generally held in London Metal Exchange (‘LME’) warehouses throughout the world. Primary locations include:

•         Europe (including Netherlands, UK and Belgium)

•         Asia (including Singapore and Malaysia)

•         US

		LME forwards	Basis differences exist due to location of base metal warehouses

Precious metals	Held in vaults throughout the world. Primary locations include: • UK (London) • US • Switzerland • South Africa • Hong Kong	London delivered forward contracts	Basis differences exist due to the location, for physical positions held outside of London

Oil	Held in storage tanks in Europe, primarily in: • Sweden • Denmark • Belgium • UK	Gasoil futures and cleared basis swaps	Basis differences exist between the location and quality of the hedged item and the hedging instrument

EUA	Primarily held in the UK	EUA futures	None

We calculate ineffectiveness by comparing the change in fair value of the hedging instrument for changes in spot prices to the change in the overall fair value of the hedged item. Ineffectiveness resulting from basis differences and transportation costs has been insignificant, and is disclosed in our derivative footnote (for example, see Note 6,

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Derivative Instruments, at page 205 of the Firm’s Form 10-K for the year ended December 31, 2011). For the Staff’s information, the amount of commodity fair value hedge ineffectiveness recognized during the three months ended March 31, 2012 was $27 million, compared to a change in fair value of the hedged items of $1.7 billion.

As noted in our response to comment 4, we do include physical commodity inventory that we have elected to fair value hedge in our fair value hierarchy table. As of December 31, 2011, the amount included was $24.1 billion.

Note 14 – Loans, page 231

7.	We note your disclosure on page 233 that in certain limited cases the effective interest rate applicable to the modified loan is at or above the current market rate at the time of the restructuring, and in such circumstances, where the loan subsequently performs and you expect to collect all contractual principal and interest, the loan is disclosed as impaired and as a troubled debt restructuring (TDR) only during the year of the modification. For each period presented, please disclose in future filings the actual amount of loan modifications which were originally reported as TDRs but were subsequently removed during the period. In addition, consider revising your table on page 238, and similar disclosures elsewhere, to separately quantify the sales of TDR loans from loans removed from TDR status based on the above.

In future filings and where material, the Firm will separately quantify the amount of loans removed from TDR status in years after the modification in situations where the loans subsequently perform and the Firm expects to collect all contractual principal and interest. Circumstances in which loans are removed from TDR status in years subsequent to the modification are limited, and typically do not occur outside of the Wholesale portfolio segment. For the Staff’s information, the amount of loan modifications that were originally reported as TDRs but were subsequently removed during the three months ended March 31, 2012 and 2011 were $23 million and $78 million, respectively.

Note 29-Off-balance sheet lending-related financial instruments, guarantees, and other commitments, page 283

Loan sales and securitization-related indemnifications, page 286

8.	We note your disclosure that while you will continue to evaluate and may pay future repurchase demands arising from the Washington Mutual acquisition, it is your belief that these obligations remain with the FDIC receivership. You state on page 287 that you have considered such repurchase demands in your repurchase liability, but you also disclose that your mortgage repurchase liabilities are net of probable recoveries. Please address the following:

•	Disclose the amounts that have been paid as of December 31, 2011 relating to repurchase demands on loans sold by Washington Mutual.

[Redacted]

Confidential Treatment

Requested by JPMorgan Chase & Co.

•

Tell us and clearly disclose whether you have recorded a receivable from the FDIC or otherwise reduced the repurchase liability related to any repurchase accruals arising from the Washington Mutual acquisition.

The Firm has not recorded a receivable from the FDIC or otherwise reduced its repurchase liability for recoveries from the FDIC related to any repurchase accruals arising from the Washington Mutual transaction. Page 287 of the Firm’s

Form 10-K for the year ended December 31, 2011 notes that the Firm’s repurchase liability is reported net of probable recoveries specifically “from third-party correspondents” but specifically does not reference any other parties, such as the FDIC.

Form 8-K filed April 13, 2012

Exhibit 99.1 JPMorgan Chase & Co. Earnings Release – First Quarter 2012 Key metrics and Business Updates, page 6.

9.	We note your disclosure on page 6 that, based upon regulatory guidance issued in the first quarter of 2012, you increased nonaccrual loans to reflect the inclusion of $1.6 billion of performing junior liens ($1.4 billion of which were current) that are subordinate to nonaccrual senior liens. With respect to these loans, please address the following:

•	Tell us specifically what aspect of the guidance led to the reclass of performing junior lien loans to nonaccrual loans.

On January 31, 2012, the FDIC issued a Press Release titled, “Interagency Supervisory Guidance on Allowance for Loan and Lease Losses Estimation Practices for Loans and Lines of Credit Secured by Junior Liens on 1-4 Family Residential Properties” (“Supervisory Guidance”). The Supervisory Guidance states, in part:

Institutions should also ensure that income recognition practices related to junior liens are appropriate. Consistent with GAAP and regulatory guidance, institutions are expected to have revenue recognition practices that do not result in overstating income. Placing a junior lien on nonaccrual, including a current junior lien, when payment of principal or interest in full is not expected is one appropriate method to ensure that income is not overstated.

In consideration of i) this guidance, which suggests that placing performing junior lien loans on nonaccrual status may be an appropriate course of action, ii) the fact that the current junior lien and the delinquent senior lien are collateralized by the same property, and iii) industry dialogue with regulators regarding these matters, the Firm concluded that it would be most appropriate to classify such junior lien loans as nonaccrual loans in its financial disclosures, consistent with industry practice in the first quarter of 2012.

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•

It appears from the earnings call that the $1.6 billion was part of a larger balance of $4 billion of performing junior lien loans that are subordinate to the nonaccrual senior liens and that not all of these were reclassed to nonaccrual loans. Please tell us and discuss in future filings your basis for reclassifying only part of the $4 billion and not the entire amount. Clearly identify how you identified the criteria used for determine which loans should be reclassed to nonaccrual.

In the second quarter of 2010, the Firm began to disclose information about its portfolio of current junior lien loans (see page 82 of the Firm’s June 30, 2010 Form 10-Q). In more recent filings, the Firm has described this portfolio of loans as “high-risk seconds.” Because all of the junior liens within this portfolio of high-risk seconds are current (i.e., less than 30 days past due), the Firm believes that traditional delinquency-based metrics and analyses do not fully reflect the special risk characteristics of these loans (in particular, the loans’ higher probability of default).

The Firm’s portfolio of “high-risk” seconds was $3.8 billion as of March 31, 2012 and included the following:

Characteristics of Junior Liens	Amount (in billions)
Current and subordinate to a modified and current senior lien	$1.4
Current and subordinate to a senior lien that is 30 – 89 days past due (i.e., performing but not current)	1.0
Current and subordinate to a senior lien that is 90 days or more past due	1.4

Total high-risk junior liens	$3.8

In addition to the above, the Firm’s residential real estate loan portfolio includes approximately $200 million of performing but not current junior liens (i.e., 30 – 89 days past due) subordinate to senior liens that are greater than 90 days past due. This $200 million balance, plus the $3.8 billion of high-risk seconds described above, comprises the $4 billion amount of loans referenced on the earnings call.

The Firm’s policy is generally to place residential real estate loans on nonaccrual when the loan becomes 90 days past due. Accordingly, of the $4 billion of junior lien loans, the $1.6 billion of performing junior lien loans that the Firm reclassified to nonaccrual (that is, the $1.4 billion of current junior liens and the $200 million of junior liens that are 30 – 89 days past due) represents all performing junior liens subordinate to senior liens that are 90 days or more past due.

The Firm will include this information in its Form 10-Q for the three months ended March 31, 2012 to clarify the population of junior lien loans that were classified as nonaccrual as of March 31, 2012.

•

In your earnings call you indicated that no adjustments were necessary to the allowance for loan losses for these loans as the allowance has historically considered the delinquency status of the first lien loans for these loans. Please revise your future filings to address this aspect.

Confidential Treatment

Requested by JPMorgan Chase & Co.

In the Firm’s March 31, 2012 Form 10-Q, the Firm will disclose that the increased probability of default associated with these higher-risk junior lien loans was considered in estimating the allowance for loan losses, and that the classification of these loans as nonaccrual did not have an impact on the allowance for loan losses.

Exhibit 99.2 Earnings Release Financial Supplement

Mortgage Loan Repurchase Liability, page 44

10.	Please address the following regarding your presentation of the rollforward of the liability for mortgage loan repurchase losses:

•

Please revise your future filings to provide a breakout of the provision for repurchase losses between additions due to changes in estimates related to prior sales versus increases resulting from new sales of loans during the period. In your response, please provide us with a revised rollforward with this information.

In future filings, the Firm will separately quantify the amount of the provision related to new loan sales as a footnote to its mortgage repurchase liability rollforward table.

For the Staff’s information, the following is a revised rollfoward with the requested information:

MORTGAGE LOAN REPURCHASE LIABILITY (in millions)	1Q12	4Q11	3Q11	2Q11	1Q11
Summary of changes in mortgage repurchase liability:
Repurchase liability at beginning of period	$3,557	$3,616	$3,631	$3,474	$3,285
Realized losses	(364)	(462)	(329)	(241)	(231)
Provision for repurchase losses(a)	323	403	314	398	420

Repurchase liability at end of period	$3,516	$3,557	$3,616	$3,631	$3,474

(a)    Includes provision for repurchases losses related to new loan sales of $27 million, $17 million, $12 million, $10 million, and $13 million for the quarters ended March 31, 2012, December 31, 2011, September 30, 2011, June 30, 2011, and March 31, 2011, respectively.

•

We also note that for the past six quarters you have consistently reported provisions for repurchase losses ranging from a low of $314 million during the quarter ended September 30, 2011 to a high of $420 million during the quarter ended March 31, 2011. Also, based on your disclosures included here, and in your 2011 Form 10-K, it appears these repurchase demands primarily relate to 2006 to 2008 vintages. To the extent that the provision for repurchase losses related to new loans sales is an immaterial component of the total provision for repurchase losses during the past six quarters, in both your response and your future filings, please provide more specific discussion and quantification of the factors driving the relatively consistent provisions for repurchase losses. As part of such discussions, clearly address any trends across the quarters in the breakdown between new sales and changes in estimates for previous vintages.

Confidential Treatment

Requested by JPMorgan Chase & Co.

As noted above, the Firm’s provision for repurchase losses in each of the last six quarters primarily represents changes in estimates of the Firm’s repurchase liability relating to previously sold loans, predominantly related to the 2005 – 2008 vintages. There are three primary factors, discussed in more detail below, that drive the relatively consistent provisions for repurchase losses in the last six quarters:

1.	Changes in agency behavior have resulted in higher estimates of probable future repurchase demands over the last six quarters;

2.	Loss severities have increased over time because of a higher interest component due to elongated foreclosure and loan repurchase timelines; and,

3.	Both of the foregoing factors have generally manifested themselves incrementally over time (rather than in significant discrete events), and therefore have resulted in additional provisions for repurchases losses in each of the last six quarters.

As background, we refer the Staff to the Firm’s response to comment 1 in our letter to the Staff dated March 2, 2010 and comment 3 in our letter to the Staff dated December 20, 2010. In those responses, we provided detailed information regarding our process to estimate our mortgage repurchase liability, including our process to forecast near-term and long-term demands from Fannie Mae and Freddie Mac (the “Agencies”) and the use of loss severities to estimate repurchase losses. Each quarter, the Firm employs this process, using all information available to the Firm (including historical file request and repurchase demand data and bilateral discussions with the Agencies) to estimate the Firm’s mortgage repurchase liability.

[Redacted]

Increased Loss Severities

Although less significant than the changes in Agency behavior described above, a portion of the change in the Firm’s estimate of repurchase losses was attributable to increasing the loss severity assumption related to interest amounts due to the Agencies when a loan is repurchased or a realized loss is reimbursed. In substantially all cases, the Firm is also required to reimburse the Agencies for either lost or imputed interest, typically from the date of default through the date of repurchase. While the Firm had previously included an amount attributable to lost or imputed interest in its overall loss severity assumptions, this estimate was increased during 2011, primarily due to elongated foreclosure and loan repurchase timelines.

Incremental Changes in Loss Estimates

These factors driving increased repurchase loss estimates have generally manifested incrementally over time (rather than in significant discrete events), and therefore have resulted in additional provisions for repurchases losses in each of the last six quarters.

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[Redacted]

The Firm believes that this process to incorporate new data into its repurchase demand estimation models is necessary and appropriate. It is generally difficult to assess whether a monthly change in file request or repurchase demand information represents a behavioral change by the Agencies, or simply represents an idiosyncratic change that is unique to that particular month. For this reason, the Firm’s loss estimation model typically does not rely solely on the most recent information but instead uses blended or averaged data in an attempt to identify and capture the underlying trend in light of the high level of variability in the data from period to period.

Conclusion

The Firm will continue to monitor changes in Agency behavior and other factors and ensure that all available information is incorporated into the Firm’s assessment of its mortgage repurchase liability. In addition, the Firm will continue to update its disclosures in future filings as appropriate.

****************

This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-1530 or Neila B. Radin at 212-270-0938.

Very truly yours,

/s/ Shannon S. Warren
Shannon S. Warren
Corporate Controller